Noventiq Holding Company

26-28 Hammersmith Grove

London W6 7HA

United Kingdom

March 13, 2024

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Noventiq Holding Co Registration Statement on Form F-4 Filed January 2, 2024 File No. 333-276351

Ladies and Gentlemen:

Noventiq Holding Company (referred to as “Noventiq”, the “Company”, “we”, “our” or “us” and together with its subsidiaries, the “Group”) hereby respectfully submits our responses to the comments issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 30, 2024 (the “Comment Letter”) regarding our Registration Statement on Form F-4, filed with the Commission on January 2, 2024 (the “Registration Statement”).

The Company has today filed via EDGAR this letter together with its amended registration statement on Form F-4 (the “Amended Registration Statement”) which respond to the Staff’s comments contained in the Comment Letter. For the convenience of the Staff we have repeated in bold type the Staff’s comment immediately prior to our response as set forth below. Capitalized terms used in this letter that are not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.

Form F-4 filed January 2, 2024

Summary Historical Financial Information of Noventiq, page 25

1.	Please provide an organizational chart outlining your pre- and post-business combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement.

The Company acknowledges the Staff’s comment and confirms that it has revised the Amended Registration Statement accordingly.

Non-IFRS Measures

Reconciliation of Gross Sales to Revenue, page 25

2.	Your presentation of gross sales appears to be an individually tailored measure that changes the net basis recognition principle required under IFRS to a gross basis presentation and, therefore, violates Rule 100(b) of Regulation G. Refer to question 100.04 of the Commissions Non-GAAP Compliance and Disclosure Interpretations. Please remove this measure and other measures derived from this measure from you registration statement.

The Company acknowledges the Staff’s comment and confirms that it has revised the Amended Registration Statement accordingly to remove this measure and other measures derived from this measure.

Calculation of Working Capital, page 29

3.	Your calculation of working capital does not appear to include all current assets and current liabilities as set forth on your balance sheet on page F-79. Please revise your disclosures to describe the current assets and current liabilities that are excluded from the calculation and further explain why you believe this measure provides useful information to investors.

The Company acknowledges the Staff’s comment and confirms that it has revised the Amended Registration Statement accordingly. As Noventiq is a trading company, management focuses on working capital as a measure which includes changes in assets and liabilities which take part in day to day operation of the company, such as cash and cash equivalents, gross trade receivables, advance issued, software licenses and other inventory, trade accounts payables and contract liabilities. Other assets and liabilities are not being part of day-to-day business operations, they are referring to loans and borrowings, deposits and other financial assets, taxes due balances, lease liabilities, deferred payments and contingent liabilities for acquisitions and other non-operational assets and liabilities.

Risk Factors
We depend on the timely availability of our vendors products., page 43

4.	We note your disclosure that you depend on the availability of your vendors’ products, most of whom you have delivery service level agreements with. We also note your disclosure in the subsequent risk factor of a master service agreement entered in October 2023 with Niltasoft Computers Trading L.L.C. Please revise to provide the material terms of any agreements on which you are dependent, including any milestones requirements and termination provisions. Identify the parties involved and file any agreement as an exhibit or tell us why it is not required. Refer to Items 4.B.6. and 19 of Form 20-F.

The guide pricing and delivery service level agreements (“SLAs”) noted in the risk factor titled “We depend on the timely availability of our vendors’ products.” relates to the Company’s arrangements to resell particular hardware products, such as servers and other IT equipment, from numerous vendors as part of its Hardware product line. These SLAs do not require any minimum purchase obligations. Each agreement merely provides that the Company may submit purchase orders and sets forth the guide pricing and delivery times for any products to be supplied. The hardware supplied pursuant to purchase orders placed under the SLAs are off-the-shelf items, none of which are designed or manufactured specifically for the Company, and alternative suppliers for such items are generally available, except potentially during periods of industry-wide supply disruptions (such as that experienced during the COVID-19 pandemic) as described in this risk factor. The SLAs do not contain any terms that would be material to investors and no individual SLA is material in amount or significance to the Company's business or profitability. As a result, the Company believes that this risk factor appropriately focuses on the risk of supply chain interruptions during potential periods of industry-wide supply disruption and that all material information regarding the Company's SLAs have been disclosed and no SLA is required to be filed as an exhibit.

With respect to the master services agreement (the “MSA”) with Niltasoft Computers Trading L.L.C. (“Niltasoft”) described in the risk factor titled “For a period following the Separation, we are reliant on SLR for the provision of certain services and any disruption to such services, or failure to develop such functions internally, could have a material adverse effect on our business, financial condition, results of operations and prospects.” on page 43 of the Amended Registration Statement, the Company is currently in the final stages of migrating these various services in-house, or for certain services to new third-party providers, and expects to have completed this transition and terminated the MSA prior to requesting acceleration of the effectiveness of the F-4. Accordingly, the Company expects that this risk factor will be significantly amended to reflect the migration of these services and the termination of the MSA, in a subsequent amendment to the F-4.

For completeness, the Company also firmly believes that its relationships with vendors (including termination provisions and other terms and conditions) is appropriately described in the “Risk Factors” section as well as the section titled “Business of Noventiq—Vendors and Procurement” and that no individual agreement is required to be filed because no individual agreement is material including in amount or significance.

Unaudited Pro Forma Condensed Combined Financial Statements
Anticipated Accounting Treatment, page 69

5.	Please disclose the specific terms of the Sponsor Earnout Share agreement and the Company Shareholder Earnout Share agreement, including the number of shares eligible for issuance, the parties eligible to receive the shares and the conditions upon which they will vest and be issued.

In response to the Staff’s comment, the Company has revised the Anticipated Accounting Treatment section on pages 70-72 of the Amended Registration Statement to include specific terms of the Sponsor Earnout Shares and Company Shareholder Earnout Shares.

6.	You disclose that the Company Shareholder Earnout Shares are in the scope of IFRS 2. Clarify how the compensation expense relating to these shares will be recognized in your post combination financial statements in accordance with IFRS 2 and clarify how you considered including an adjustment relating to this compensation expense in your pro forma Statement of Profit or Loss and Other Comprehensive Income for the year ended March 31, 2023. Revise your disclosures accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 71-72 of the Amended Registration Statement and notes that a separate IFRS 2 expense adjustment for the Company Shareholder Earnouts is not necessary given the way the Company has incorporated the publicly-quoted share price of CGAC to derive the fair value of the CGAC shares, and that price reflects the fair value of the Company Shareholder Earnout shares.

The fact that Noventiq is deriving the value of the consideration by reference to the more readily determinable publicly-quoted share price of CGAC renders any adjustment/consideration of the value of earnout to Noventiq unnecessary (because we believe the value is theoretically reflected in the publicly-quoted share price pre-consummation). More specifically, the Company concluded that any value that may accrue to the benefit of the Noventiq shareholders (and, consequently, to the detriment of the CGAC shareholders) as a result of the earnout arrangement, assuming the terms are known to the market, would also be reflected in the share price of CGAC prior to consummation.

Accordingly, Noventiq determined that the publicly-quoted share price of CGAC would theoretically reflect the incremental fair value that the Earnout arrangements will generate for CGAC’s public shareholders and would also theoretically reflect the reduction in value that may result to CGAC’s shareholders for any value of the Earnout Shares that is retained by the Noventiq’s shareholders given the public investors would fully utilize the announced information to make their decision. As such, the Company concluded that no additional adjustment is warranted to the fair value of consideration issued in deriving the deemed cost of the listing services in Adjustment (I) and (DD) of the pro forma financial statements.

7.	You disclose that the Sponsor Earnout Shares, the Company Shareholder Earnout Shares, and the Contingent Share Rights are classified as equity. Tell us the factors you considered in making this determination and the authoritative accounting literature upon which you are relying.

In response to the Staff’s comment, the Company has revised the Anticipated Accounting Treatment section on pages 70-72 of the Amended Registration Statement to include discussion around the equity classification for the Sponsor Earnout Shares, Company Shareholder Earnout Shares and Contingent Share Rights.

Unaudited Pro Forma Condensed Combined Statement of Financial Position as of March 31, 2023, page 72

8.	Your disclosure indicates that the fair value of the Company Shareholder Earnout Shares is $110,990,000. Please disclose the estimated number of shares assumed issuable, the specific valuation techniques used, and the significant assumptions used in determining the number of shares and the fair value. Further, if significantly different results may occur, please provide additional disclosure of the range of outcomes.

In response to the Staff’s comment, the Company has removed Footnote 1 under the Unaudited Pro Forma Condensed Combined Statement of Financial Position on pages 73-74 of the Amended Registration Statement because there is no financial statement impact. Instead, the Company has provided additional disclosure around the treatment of the Company Shareholder Earnout in the Anticipated Accounting Treatment section in the Unaudited Pro Forma Condensed Combined Financial Statements on pages 71-72 of the Amended Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined
Statement of Profit or Loss and Other Comprehensive Income, page 77

9.	Clarify if the adjustment described in note BB, relating to the direct, incremental costs of the Business Combination for legal, financial advisory, accounting and other professional fees, includes estimated transaction expenses for both CGAC and Noventiq.

In response to the Staff’s comment, the Company has revised the adjustment described in note BB on page 81 of the Amended Registration Statement to include both CGAC and Noventiq.

10.	We note your disclosure on page F-35 that an additional 5,000,000 Founder Shares will be held in escrow and only released upon the occurrence of the same milestone events as the Earnout Shares are issued. Clarify if you will recognize compensation expense relating to these shares in your post-combination financial statements and the factors you considered in making this determination. If so, tell us how you considered including an adjustment in your pro forma Statement of Profit or Loss and Other Comprehensive Income for the year ended March 31, 2023 to give effect to this compensation expense.

In response to the Staff’s comment, the 2,000,000 Sponsor Earnout Shares are the updated 2,000,000 Sponsor Founder Shares. As described in the Amended and Restated Sponsor Support Agreement on page B-2, (i) 5,000,000 Sponsor Founder Shares shall automatically be forfeited and returned to CGAC for cancellation pursuant to Section 2.5(a) of the A&R Business Combination Agreement and (iii) 2,000,000 of the PubCo Ordinary Shares issued in respect of the Sponsor Founder Shares (the “Sponsor Earn-Out Shares”) will be subject to forfeiture pursuant to Section 2.5(d) of the Business Combination Agreement.

The Company has revised the Anticipated Accounting Treatment section on pages 70-71 of the Amendment No. 1 to include additional discussion around the Sponsor Earnout Shares and has noted that these shares are inclusive of the Sponsor Founder Shares noted elsewhere in the proxy statement/prospectus. The expense for these shares is captured in adjustment note I and note DD. Further, the Company has added additional disclosure to adjustment note E that the estimated transaction expense is inclusive of the fees associated with the Finder’s Fee Arrangement.

11.	We note your disclosure on page F-35 that stock-based compensation will be recognized at the consummation of the business combination related to the Finders Fee Arrangement. Tell us how you considered including an adjustment in your pro forma Statement of Profit or Loss and Other Comprehensive Income for the year ended March 31, 2023 to give effect to give effect to this compensation expense.

In response to the Staff’s comment, the Company has addressed this comment in the response included in question 10 above.

12.	We note your disclosure on page F-45 that you will recognize stock-based compensation relating to the Founder Shares transferred to the independent directors upon the consummation of the business combination. Tell us how you considered including an adjustment in your pro forma Statement of Profit or Loss and Other Comprehensive Income for the year ended March 31, 2023 to give effect to this compensation expense.

In response to the Staff’s comment, the Company has addressed this comment in the response included in question 10 above.

Proposal No. 1 - The Business Combination Proposal, page 97

13.	We note your references to PIPE investments on page 97 and elsewhere in the registration statement. Please confirm whether there have been any negotiations with potential PIPE investors to date. Additionally, with a view toward revised disclosure, please tell us how you intend to make investors aware of the terms of any PIPE investment.

The Company acknowledges the Staff’s comment and confirms that it has revised the Amended Registration Statement accordingly to clarify that no agreements for a PIPE Investment have been entered into at this time.

If the Company enters into a definitive agreement with respect to a PIPE transaction, it will include a description of the material terms of such agreement in either an amendment to the Amended Registration Statement, or as definitive additional proxy materials, as applicable.

Proposal No. 1 - The Business Combination Proposal
CGAC's Board of Directors' Reasons for the Approval of the Business Combination, page 98

14.	We note your disclosure that “in evaluating the transaction with Noventiq, the CGAC Board consulted with its management, legal counsel as well as financial and other advisors, the board assessed the financial statements and internal projections of Noventiq as part of the evaluation process and considered and evaluated a number of other factors.” If the Board relied on any projections, please disclose the projections in the registration statement as well as the key assumptions used in determining the projections.

The Company acknowledges the Staff’s comment and confirms that it has revised the Amended Registration Statement accordingly to include such projections and the key assumptions used in preparing such projections beginning on page 100 of the Amended Registration Statement.

Material U.S. Federal Tax Considerations, page 117

15.	We note that you intend for the Merger to qualify as a reorganization, and, if so, U.S. Holders would generally not recognize any gain or loss as a result of each transaction. Please attribute this representation of tax consequences to counsel or advise why the tax consequences are not material to an investor.

The Company acknowledges the Staff’s comment and confirms that it has revised the Amended Registration Statement accordingly.

Liquidity and Capital Resources, page 139

16.	Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that it has revised the Amended Registration Statement accordingly to include such information on page 141 of the Amended Registration Statement.

Noventiq's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 180

17.	We note instances where two or more sources of a material change have been identified, without quantifying the amount that each source contributed to the change. Please quantify each source that contributed to a material change within revenues and discuss the amount attributable to acquisitions versus organic growth. See Item 303(a)(3)(iii) of Regulation S-K. For example, you state that, “While recurring revenue increased by 20.5% for the year ended March 31, 2023, its share as a percentage of total revenue decreased compared to the year ended March 31, 2022 due to the impact of increased Hardware and Services revenue from acquisitions.” In all instances where you attribute revenue growth to both internal business development efforts and strategic acquisitions, please separately quantify the contribution of each of these materials so that investors can understand the extent to which your growth is due to acquisitions compared to organic growth.

The Company acknowledges the Staff’s comment and confirms that it has revised the Amended Registration Statement accordingly.

CGACs Related Party Transactions, page 221

18.	We note your disclosure here that on October 28, 2020, the Sponsor paid $25,000, or approximately $0.003 per share to cover certain expenses on CGAC’s behalf in consideration of 8,625,000 Class B ordinary share. However, this appears inconsistent with the disclosure in your Summary where you state that the Sponsor paid $25,000 to CGAC to cover certain offering costs in consideration for 8,625,000 Class B ordinary shares, par value $0.0001 per share of CGAC. Please revise to address this apparent inconsistency. We also note disclosure that indicates that your sponsor transferred 50,000 founder shares to three of its independent directors. Please revise your disclosure, here and elsewhere to quantify the aggregate dollar amount of the shares or describe any additional consideration provided, if any, by CGAC’s independent directors for the CGAC Founder Shares transferred from the Sponsor. Lastly, consider revising your disclosure here and elsewhere to include the names of the directors that received the transferred shares.

The Company acknowledges the Staff’s comment and confirms that it has revised the Amended Registration Statement accordingly to include such information throughout the Amended Registration Statement.

Noventiq Holdings PLC Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Significant accounting judgments, estimates and assumptions
Non-cash distribution of the Russian business to the shareholder, page F-102

19.	Your disclosure on page 201 appears to indicate you have applied the provisions of IFRIC 17 by analogy to this transaction resulting in the recognition of a gain. Clarify more specifically how you applied the provisions of IFRIC 17. In your response, clarify whether you consider this a pro-rata distribution to shareholders or a non-pro-rata distribution, your basis for this determination, and how you considered this in your determination to apply the provisions of IFRIC 17.

In response to the Staff’s comment, we have revised the disclosure on page 201 to remove reference of IFRIC 17 and align the critical accounting policies and estimates to the policies disclosed within the consolidated financial statements as the non-cash distribution of the Russian business is not within the scope of IFRIC 17, as IFRIC 17 only applies to distributions in which all owners of the same class of equity instruments are treated equally (IFRIC 17.4). Therefore, the Group considers the non-cash distribution of the Russian business a non-pro rata distribution.

Under IFRS, pro rata spin-offs (demergers) are generally accounted for on the basis of fair values, and a gain or loss is recognized in profit or loss. Given the lack of authoritative guidance for non-pro-rata distributions under IFRS, the Group has elected to account for the non-cash distribution of the Russian business on the basis of fair value with any gain or loss recognized within the consolidated statement of profit or loss similar to the treatment of a pro rata spin-off (demerger).

The Group has applied the above accounting policy election consistently for all non-pro rata distributions and spin-off transactions not considered under common control. The shareholder in which the Softline Trade JSC business was distributed to was no longer a controlling shareholder at the time of the distribution, hence, the Group does not consider such transaction to be considered under common control.

4. Significant Accounting Policies
(l) Revenue Recognition , page F-115

20.	You disclose that the Group’s revenue arrangements may contain multiple performance obligations that include obligations to deliver one or more products or services. Clarify the specific products and services that are included together in your revenue arrangements and how you determined that each represents a distinct performance obligation, taking into consideration all the factors in paragraphs 22 through 30 of IFRS 15.

In response to the Staff’s comment, we have included in this response a more comprehensive analysis of what specific products and services are included together in our revenue arrangements and how we determined that each represents a distinct performance obligation.

The Group’s revenue arrangements may contain multiple performance obligations. These may include an obligation to deliver one or more product or services such as software, hardware, installation, and technical support.

The Group assesses the goods and services promised to the customer in order to determine which goods and services are distinct in accordance with paragraph 27 of IFRS 15. The Group observes that the software and hardware are delivered before the other goods and services and remain functional without the updates and technical support. The customer can benefit from the updates together with the software and hardware transferred at the start of the contract. Thus, the Group concludes that the customer can benefit from each of the goods and services either on their own or together with the other goods and services that are readily available and the criterion in paragraph 27(a) of IFRS 15 is met.

The Group also considers the principles and the factors in paragraph 29 of IFRS 15 and determined that the promise to transfer each good and service to the customer is separately identifiable from each of the other promises (thus the criterion in paragraph 27(b) of IFRS 15 is met). In reaching this determination, the Group considers that, although it integrates the software and hardware into the customer’s system, the installation services do not significantly affect the customer’s ability to use and benefit from the software or hardware because the installation services are routine and can be obtained from alternative providers. The software updates do not significantly affect the customer’s ability to use and benefit from the software license during the license period. The Group further observes that none of the promised goods or services significantly modify or customize one another, nor is the Group providing a significant service of integrating the software, hardware and the services into a combined output.

On the basis of this assessment, the Group identifies software, hardware, installation, updates and technical support or maintenance as separate performance obligations in such arrangements with multiple performance obligations.

The Group also has separate software development arrangements where the Group observes that the terms of the contract result in a promise to provide a significant service of integrating the licensed software into an existing software system by performing a customized installation service as specified in the contract. In other words, the Group is using the license and the customized installation service as inputs to produce the combined output (i.e. a functional and integrated software system) specified in the contract (see paragraph 29(a) of IFRS 15). The software is significantly modified and customized by the service (see paragraph 29(b) of IFRS 15). Consequently, the Group determines that the promise to transfer the license is not separately identifiable from the customized installation service and, therefore, the criterion in paragraph 27(b) of IFRS 15 is not met. Thus, the software license and the customized installation service are not distinct.

Sale of Software and Cloud, page F-116

21.	You disclose that the Group resells third party software subscriptions which include traditional on-premises licensing and cloud-based service arrangements that allow for the use of a hosted software product or service over a contractually determined period. Please clarify your disclosures to describe your revenue recognition policies with respect to the resale of cloud-based service arrangements that allow the use of hosted software and clarify the authoritative accounting literature upon which you are relying. In your response, also clarify if these services are sold together with on-premise licenses and how you considered whether these are distinct performance obligations.

In response to the Staff’s comment, we have included in this response a more comprehensive analysis of the Groups third party software arrangements.

Revenue from third party software subscriptions for traditional on-premises licensing is recognized on a net basis as the Group is acting as an agent in these transactions at the point the software license is delivered to the customer. Software licenses are commonly sold in a bundle that includes other services, like installation, migration, technical support and updates. It is common that the software is a distinct performance obligation because the software is separately identifiable in the contract and the customer could benefit from it without the other promises in the contract (IFRS 15.27). The Group resells software without significant customization therefore the Group concludes that the license is the right to use not the right to access so the revenue needs to be recognized at the point of time for sale of license (IFRS 15.B56). Therefore, the revenue associated with the license sale is recognized upon the transfer of the license to the customer as the Group has satisfied its performance obligations by arranging the transfer of the licensing to the customer.

The Group also sells cloud-based software subscriptions. Such solutions utilize third party partners to offer the Group’s customers access to software in the cloud that enhances office productivity, provides security or assists in collaboration. The accounting policy for the sales of the cloud-based software subscriptions is similar to the sales of on-premises licensing discussed above and hence when the Group has satisfied its performance obligations by arranging the transfer of the licensing to the customer, revenue is recognized in full at that point on a net basis as the Group is acting as an agent in the transaction. The Group has revised its disclosure on page F-116 in response to this comment and in order to clarify the Group’s disclosure regarding the revenue recognition policy over cloud-based service arrangements.

The Group does not sell on-premise and cloud-based software subscriptions together.

22.	You disclose that your multi-year licensing contracts have a term of up to three years. However, you also disclose that you have an obligation to arrange the sale for each year and it appears that the customer can decide to change channel partners. As such, please clarify how these contracts have a term of three years. Please also clarify your specific responsibilities as a partner each year and clarify the factors you considered in determining to recognize the annual amount of software subscription revenue at each anniversary date. In your response, clarify the authoritative accounting literature upon which you are relying.

In response to the Staff’s comment, we have included in this response a more comprehensive analysis of the Groups multi-year licensing contracts and the specific responsibilities, and authoritative accounting literature upon which we are relying.

The Group accounts for multi-year licensing contracts as a one-year contract based on the following:

(i)	The contract duration under IFRS 15 is the period in which parties to the contract have present enforceable rights and obligations. As prescribed in IFRS 15.11 the Group considers enforceable rights and obligations in individual contracts which might be affected by termination provisions and hence needs to be analyzed in the determination of the duration of the contract.

(ii)	In multi-year licensing contracts, the customer has a right to cancel a multi-year contract after each year without penalty, i.e., the customer decides annually whether to continue under the contract with the Group as a partner.

(iii)	In addition, at each year anniversary of the multi-year licensing contract the Group fulfils its implied performance obligation to arrange the sale for the following year via reconciling existing licenses, adding/removing licenses for the new purchase order, obtaining new vendor invoices and billing for the following year.

Pursuant to the guidance within IFRS 15.B61, the Group considers the customer to have a cancelation right each year within the contract and as such, a cancellation right that allows a customer to cancel a multi-year contract after each year without penalty should be accounted for the same as a one-year contract with a renewal option, since the customer makes a decision annually whether to continue under the contract. On that basis, the Group accounts for each year of the use of the license under multi-year contracts as a separate one-year contract which corresponds to each year’s performance obligation to arrange sales for the following year and existing customer termination rights as discussed above.

23.	We note your disclosure on page F-54 that an accounting policy change in favor of net presentation was adopted for most of your software products under software and cloud business that were previously presented gross. We further note your disclosure on page F-189 that you recorded $35.7 million as cost of sales related to sale of software and cloud. Please clarify the composition of these costs and the revenue arrangements to which they relate, including whether they are recognized on a gross or net basis.

In response to the Staff’s comment, we have included in this response a more comprehensive analysis of the composition of cost of sales related to the sale of software and cloud revenues.

In regard to the amount of $35.7 million disclosed as cost of sales related to sale of software and cloud. These costs primarily relate to the limited number of software contracts where the revenue and cost of sales are reported on a gross basis. The Composition of these costs are generally the costs of the product or software license charged by the vendor.

In these arrangements the Group takes full responsibility with respect to the security of software product license keys upon the vendors’ transmission of such keys to the Group and may not charge the vendor for any software product in the event the license key to such product is lost, stolen or otherwise misappropriated following the vendor’s transmission of such license key to the Group. The Group is responsible for the issuing and activation of the license keys for the customer and also engages with the customer after the software licenses are provided, taking responsibility for any unaccepted licenses. The Group is therefore responsible in those respects for fulfilling the promise to provide the licenses to the customer (paragraph B37(a) of IFRS 15). The Group can also control the software product license keys from the third-party software provider before they are transferred to the customer. The license keys are not issued in the customer’s name and can be directed to another customer if required. The Group therefore has inventory risk before the licenses are provided to the customer (B37(b) of IFRS 15).

Warranties, page F-116

24.	You disclose that service-type warranties in connection with the Group’s integrated solution are generally offered separately in the same contract to customers and represent separate performance obligations which are priced separately in the contract. Clarify your accounting policies relating to these contracts and the authoritative accounting literature upon which you are relying. In your response, also clarify the party responsible for providing the warranty service and resolving defects and other issues.

In response to the Staff’s comment, we have included in this response a more comprehensive analysis of the Groups service-type warranty arrangements.

The Group provides extended service-type warranties to resolve defects or issues that take place after the deliverables have been accepted by the customer and met the specifications of the contract. These warranties are sold separately and provide the customer an option to purchase extended warranty service. The extended warranty provides an additional, distinct service to the customer and is accounted as a separate performance obligation in line with IFRS 15.B29. The transaction price for the service-type warranty is determined by the price specified in the underlying contract or order. The Group provides these services using internal resources and recognizes the revenue over the period in which the service-type warranty service is provided. This is because it is likely that the customer receives and consumes the benefits of the warranty as the Group performs i.e., the warranty performance obligation is satisfied over time in accordance with IFRS 15.35(a). The Group recognizes the respective revenue on a gross basis as the Group is acting as a principal in the transaction as it has both managerial involvement and control over the warranty services being provided throughout the contract period.

5. Business combinations, acquisitions and disposals
(d) Disposal of subsidiaries in the year ended 31 March 2022, page F-158

25.	You disclose that you disposed of a range of subsidiaries in a distribution to a controlling shareholder whereby you derecognized assets and liabilities in the total amount of $37.7 million, and the net assets were deducted from the Group’s equity. Clarify the authoritative accounting literature upon which you are relying in accounting for these transactions. In your response, also clarify how these transactions differ from your distribution of Softline Trade JSC to a shareholder such that it is appropriate to recognize that transaction on the basis of fair value with the gain or loss recognized in the statement of profit or loss, but to recognize these transactions in the Group’s equity.

During the year ended March 31, 2022, the Group undertook a legal and asset restructuring before its IPO. As a result of the restructuring, the Group disposed of a range of subsidiaries in a non-cash distribution to an entity controlled by a controlling shareholder of the Group at the time. As a result, the disposals are not within the scope of IFRIC 17, as IFRIC 17 does not apply to a distribution of a non–cash asset that is ultimately controlled by the same party or parties before and after the distribution (IFRIC 17.5).

Due to a lack of explicit IFRS guidance for non-cash distributions under common control the Group considered pronouncements of other standard-setting bodies, specifically, US GAAP. ASC 805-50-05-5 indicates that certain common control transactions are changes in the reporting entity and provides accounting guidance for the entity that receives the net assets. However, ASC 805 is silent regarding the accounting by the entity that contributes the net assets or equity interests.

Pursuant to US GAAP interpretations by global accounting firms, in situations where the contribution or sale transaction is to one of the transferring entity’s wholly owned subsidiaries, the consolidated financial statements of the transferring entity will not be affected, except in certain cases for tax effects associated with an intra-entity sale or transfer of subsidiary stock. Otherwise, any differences between the proceeds received and the book value of the disposal group would be eliminated in consolidation, and no gain or loss would be recognized. In contrast, the financial statements of the transferring entity will be impacted by a contribution or sale to another party under common control that is not a subsidiary of the transferring entity (e.g., a fellow subsidiary under a common parent). A transfer of long-lived assets between entities under common control would generally be accounted for at carrying value prospectively. Any difference between the proceeds received by the transferring entity and the book value of the assets would be recognized as an equity transaction.1

The Group also considered IFRS interpretations by global accounting firms, which supported the Group’s accounting policy over these transactions, whereby the transferor in a common control transaction that is a demerger has a choice of applying either book value accounting or fair value accounting.2 Ultimately, the Group determined that the book value recognition is the most appropriate approach and the Group accounted for the transactions by derecognizing the distributed businesses at their carrying (book) values against retained earnings. The selected accounting policies were applied consistently for non-cash distributions under common control.

Lastly, in reference to the non-cash distribution of Softline Trade JSC, the Group accounts for spin-off transactions not considered under common control on the basis of fair value with any gain or loss recognized within the consolidated statement of profit or loss. The shareholder in which the Softline Trade JSC business was distributed to was no longer a controlling shareholder at the time of the distribution, hence, the Group does not consider such transaction to be considered under common control.

37. Segments Information, page F-213

26.	Clarify how your disclosure of Adjusted EBITDA relating to the pre-acquisition impacts and the post-acquisition impacts of acquired businesses complies with IFRS 8. In this regard, these would appear to be non-IFRS measures that should not be included in the notes to the financial statements, in accordance with item 10(e)(ii) of Regulation S-K.

In response to the Staff’s comment, the Group has revised the disclosure relating to the pre-acquisition impacts and the post-acquisition impacts of acquired businesses to exclude Adjusted EBITDA on page F-213.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +44 (20) 4577 1222.

Sincerely,

/s/ Steve Salter
Steve Salter
VP Corporate Affairs
Noventiq Holding Company

cc:	Jeffrey J. Pellegrino, Partner
Allen & Overy LLP

1 PwC, US Business Combinations Guide, Chapter 7.1.4 – Accounting by the transferring entity (common control).

2 (i) KPMG, Insights into IFRS, September 2023, 5.13 Common control transactions and Newco Formations, (ii) EY, International GAAP 2023, Global Edition 18, Ch. 8 Common Control or Group Transactions, 4.4.1.D Contribution and distribution of assets.